MUFG AMERICAS CORPORATE ADVISORY, INC.
(SEC I.D. No. 8-26042)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED MARCH 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT
under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-26042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: MUFG Americas Corporate Advisory, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith McDermott (212) 405-7036
(Area Code - Telephone Number.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

MUFG AMERICAS CORPORATE ADVISORY, INC.

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see section SEC 240.17a-5(e)(3).*



AFFIRMATION

I, Keith McDermott, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MUFG Americas Corporate Advisory, Inc. as of and for the year ended March 31, 2019, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

5.23.19

Signature Date

Chief Financial Officer

Title

Subscribed and sworn to before me on this 23 day of May 2019

Notary Public

SANDRA TREUSDELL
Notary Public - State of New York
Registration No. 02TR6227938
Qualified in Westchester County
Commission Expires 11/16/22

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of MUFG Americas Corporate Advisory, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MUFG Americas Corporate Advisory, Inc. (the "Company") as of March 31, 2019, and the related statements of income, cash flows, changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As disclosed in Notes 2 and 4, the accompanying financial statements include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the

Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

May 23, 2019
We have served as the Company's auditor since 2006.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Statement of Financial Condition
As of March 31, 2019
(In thousands of dollars, except share data or unless otherwise noted)

Assets:		
Cash	$	73,686
Fee receivable from affiliate		299
Prepaid fees		5
Current tax assets		197
Total assets	$	**74,187**
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	434
Current tax liabilities		3
Total liabilities		437
Commitments and contingencies (see Note 7)		
Stockholder's equity:		
Common stock $1 par value: 250,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		8,183
Retained earnings		65,566
Total stockholder's equity		73,750
Total liabilities and stockholder's equity	$	**74,187**

See notes to financial statements.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Statement of Income
For the year ended March 31, 2019
(In thousands of dollars)

Revenues:		
Service fee from affiliate	$	2,465
Interest income		5
Total revenues		**2,470**
Expenses:		
Employee compensation and benefits		1,487
Service charges		373
Professional fees		228
Occupancy		82
Service contracts		52
Other		29
Total expenses		**2,251**
Income before provision for income taxes		**219**
Provision for income taxes		112
Net income	$	**107**

See notes to financial statements.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Statement of Cash Flows
For the year ended March 31, 2019
(In thousands of dollars)

Cash flows from operating activities:		
Net income	$	107
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax provision		55
(Increase)/decrease in operating assets:		
Fee receivable from affiliate		(89)
Prepaid fees		4
Current tax assets		866
(Decrease)/increase in operating liabilities:		
Accrued expenses		(685)
Current tax liabilities		3
Net cash provided by operating activities		**261**
Net increase in cash		261
Cash - beginning of year		73,425
Cash - end of year	**$**	**73,686**
Supplemental cash flow information:		
Income tax refunds, net of income tax payments	$	812

See notes to financial statements.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Statement of Changes in Stockholder's Equity
For the year ended March 31, 2019
(In thousands of dollars)

	Common Stock		Additional Paid-in Capital		Retained Earnings		Stockholder's equity
Balance, April 1, 2018	$	1	$	8,183	$	65,459	$	73,643
Net income		-		-		107		107
Balance, March 31, 2019	**$**	**1**	**$**	**8,183**	**$**	**65,566**	**$**	**73,750**

See notes to financial statements.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Notes to Financial Statements
For the year ended March 31, 2019

1. ORGANIZATION AND NATURE OF OPERATIONS

MUFG Americas Corporate Advisory, Inc. (the "Company"), is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"), a U.S. Intermediate Holding Company. MUAH is a wholly-owned subsidiary of MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank's ultimate parent company and controlling party is MUFG, incorporated in Japan.

The Company is registered as a limited corporate financing broker with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds registered licenses for dual-hatted MUFG Union Bank, N.A. ("MUB") employees for which it receives a reimbursement of expenses from MUB with a mark-up.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions generally include bonuses and employee benefits, and the determination of deferred tax assets. Although these and other estimates are based on the best available information, actual results could be materially different.

Cash. Cash is comprised of unrestricted interest-bearing and non-interest bearing deposits with banks. The interest-bearing deposit is at MUB. See Note 4 for more details.

Fee receivable from affiliate. The Company receives a service fee from MUB. The service fee covers expenses incurred by the Company, as reported in the Statement of Income. The Company expects that the outstanding fee receivable at March 31, 2019 will be collected and as a result, no reserves are required.

Income taxes. Income tax provision is calculated and determined using the asset and liability method under which deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. The Company files its federal taxes as part of a consolidated return filed by MUAH; its state and local filings include both separate and group filings depending on the state. A formal tax sharing agreement is in place, as discussed in Note 6. The Company believes the method for allocating income tax expense is systematic, rational, and consistent with the principles of ASC 740, *Income Taxes.*

Accrued expenses. Accrued expenses are predominantly comprised of occupancy, professional fees, service charges payable to affiliates, employee compensation and benefits expenses and regulatory assessments.

Service fee from affiliate. Revenue from contract with customer consists of fees from affiliate. The Company recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time or at a point in time as the performance obligations are satisfied. Revenues are generally not variable and do not involve significant estimates or constraints.

Employees of the Company provide limited capital markets advice and certain other services for MUB's clients interested in conducting broker/dealer activities and transactions, so that such clients can be referred on to an affiliated broker/dealer to execute such activities and transactions. The Company recognizes revenue when delivery (performance) has occurred or services have been rendered. Revenue is typically recognized based on the gross amount billed to MUB without netting the associated costs to perform those services. Gross presentation is typically deemed appropriate in these instances as the Company acts as a principal when providing these services directly to MUB. In consideration for the services provided, MUB pays the Company fees under a master services agreement, which reflects market-based pricing for those services.

Under the master services agreement, the Company receives reimbursements related to the expenses that the Company incurs, plus a markup. The expenses subject to reimbursement include employee compensation and benefits, occupancy, service charges, professional fees, association dues, service contracts and other. The revenue is accrued monthly and cash settled in the subsequent month.

Employee compensation and benefits. Certain employees of MUB are also employees of the Company. The expense apportionment for these employees is based on a systematic, rational and consistent approach, which identifies the employees' business commitment and support provided to the Company. The apportionment is based on the employees' total annual remuneration (including salaries, bonuses, and allocated cost of benefits) and is recorded on a monthly basis. Employee compensation and benefits expenses also include the allocated costs of deferred compensation, as referred to in Note 5.

Service charges. The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. The charges for the services are determined based on the direct costs incurred, plus a markup. The direct costs include, but are not limited to, the salaries, bonuses, and employee benefits relating to the services provided to the Company.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Notes to Financial Statements
For the year ended March 31, 2019

3. RECENT ADOPTED ACCOUNTING DEVELOPMENTS

Revenue from Contracts with Customers and Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

Effective April 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which provides guidance on the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU applies to all contracts with customers, except financial instruments, guarantees, lease contracts, insurance contracts and certain non-monetary exchanges.

Effective April 1, 2018, the Company adopted ASU 2016-08, *Principal versus Agent Considerations (Reporting Revenue Gross versus Net)* ("ASU 2016-08"). This ASU amends ASU 2014-09 with respect to assessing whether an entity is a principal (and thus presents revenue gross) or an agent (and thus presents revenue net). The amendments in ASU 2016-08 retain the guidance that the principal in an arrangement controls a good or service before it is transferred to a customer and clarify: (1) that an entity must first identify the specified good or service being provided to the customer; (2) that the unit of account for the principal versus agent assessment is each specified good or service promised in a contract; (3) indicators and examples to help an entity evaluate whether it is the principal; and (4) how to assess whether an entity controls services performed by another party.

The adoption of the guidance in both ASU 2014-09 and ASU 2016-08 did not have an impact on the Company's financial statements and related disclosures.

4. RELATED PARTY ACTIVITIES

The Company receives service fees from MUB. Total service fees earned were $2.5 million for the year ended March 31, 2019 and is reported in Service fee from affiliate in the Statement of Income. As of March 31, 2019, the total receivable from MUB was $0.3 million and is reported in Fee receivable from affiliate in the Statement of Financial Condition.

The Company has $55.8 million of its cash held at MUB, which is an interest bearing account. Total interest income earned was $5 thousand for the year ended March 31, 2019 and is reported in Interest income in the Statement of Income.

The Company's employees are dual-hat employees who provide services for both the Company and MUB. Employee compensation and benefits expenses for these dual-hat employees allocated to the Company, which includes salaries, bonuses, pension, and benefits, were $1.5 million for the year ended March 31, 2019. As of March 31, 2019, included in Accrued expenses in the Statement of Financial Condition is $0.2 million related to employee compensation and benefits. See Note 5 for additional information.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Notes to Financial Statements
For the year ended March 31, 2019

The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. Service charges totaled $0.4 million for the year ended March 31, 2019 and are included in Service charges expenses in the Statement of Income. As of March 31, 2019, service charges payable to affiliates was $14 thousand and are included in Accrued expenses in the Statement of Financial Condition.

MUB has an operating lease for office space, and allocates all direct costs incurred on the lease to other affiliates occupying the space, including the Company. The expense apportionment for these affiliates is based on a systematic, rational and consistent approach, which identifies the square footage occupied by each individual employee. The costs allocated to the Company were $82 thousand for the year ended March 31, 2019 and are included in Occupancy in the Statement of Income. As of March 31, 2019, included in Accrued expenses in the Statement of Financial Condition is less than $1 thousand related to occupancy.

5. COMPENSATION COSTS

Personnel expenses, as discussed in Note 4, were $1.5 million and are reflected as Employee compensation and benefits expenses in the accompanying Statement of Income. This total includes the Company's allocated match of employee contributions under the MUFG Union Bank, N.A., 401(k) Plan ("MUB 401(k) Plan") and allocated pension expense from the BTMU Cash Balance Pension Plan ("BTMU Pension Plan") and the MUFG Union Bank, N.A., Retirement Plan ("MUB Pension Plan") (collectively the "Pension Plans"). The BTMU Pension Plan was frozen effective December 31, 2014.

Certain of the Company's employees are eligible to participate in the MUB Annual Discretionary Bonus Plan and MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, the Company employees are granted restricted stock units settled in ADRs representing shares of common stock of the Company's ultimate parent company, MUFG. These awards generally vest pro-rata on each anniversary of the grant date and generally become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. The Company's allocated expense related to these plans was $0.3 million for the fiscal year ended March 31, 2019.

6. INCOME TAXES

The Company prepares a standalone provision but is included in MUAH's consolidated calendar year tax return. Additionally, its state and local filings include both separate and group filings depending on the state. Certain states assess income tax on a company-specific basis, while others assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state based on a formal tax sharing agreement which defines the method to allocate unitary income tax liabilities systematically and rationally.

The current and deferred provision for income tax is summarized in the following table.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Notes to Financial Statements
For the year ended March 31, 2019

(In thousands of dollars)		Year Ended March 31, 2019
Current (benefit) provision for income tax:		
Federal	$	(40)
State and local		97
Total		57
Deferred provision for income tax:		
Federal		55
State and local		-
Total		55
Provision for income taxes	$	112

The federal statutory tax is reconciled to the effective income tax as follows:

(In thousands of dollars)		Year Ended March 31, 2019
Statutory federal income tax	$	46
State tax, net of federal benefit		(49)
State and local tax audits accruals		115
Total effective income tax	$	112

The tax effect of temporary differences that gives rise to deferred tax assets is as follows:

(In thousands of dollars)		March 31, 2019
Deferred tax assets:		
Federal benefit of state tax reserves	$	-
Total deferred tax assets	$	-

There were no uncertain tax positions as of or during the fiscal year ended March 31, 2019. There were no interest and penalties related to income tax as of and during the fiscal year ended March 31, 2019.

The periods open to examination for federal, state and local tax purposes is March 31, 2016 and forward with limited exceptions. Because the Company is included with MUAH and subsidiaries' California combined unitary return, the Company is open to examination by the state of California for tax periods 2011 and forward.

7. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. At March 31, 2019, no accrual is necessary.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Notes to Financial Statements
For the year ended March 31, 2019

8. **REGULATORY REQUIREMENTS**

The Company is a registered broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At March 31, 2019, the Company's net capital was $17.4 million, which was $17.3 million in excess of the $0.1 million requirement and its ratio of aggregate indebtedness to net capital was approximately 0.03 to 1.

The Company does not carry customer accounts, hold customer funds or clear through other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section k(2)(i).

9. **SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to March 31, 2019 through the date the financial statements were available to be issued.

Management did not identify any subsequent events requiring adjustments to or disclosures in the financial statements.

* * * * * *

MUFG AMERICAS CORPORATE ADVISORY, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934
March 31, 2019
(In thousands of dollars, unless otherwise noted)

Computation of net capital:

Total stockholder's equity	$	73,750
Nonallowable assets:		
Fee receivable from affiliate		(299)
Tax assets		(197)
Prepaid fees		(5)
Total nonallowable assets		(501)
Other deductions and/or charges:		
Cash at affiliate		(55,835)
Net capital		17,414
Minimum net capital required (the greater of 6-2/3%		
of total aggregate indebtedness or $5 thousand)		29
Excess net capital	**$**	**17,385**

Computation of aggregate indebtedness:

Total aggregate indebtedness from Statement of Financial Condition	$	437
Ratio of aggregate indebtedness to net capital		0.0251

There are no differences between the amounts presented above and the amounts
included in the Company's FOCUS Report filed on April 23, 2019.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 Under The Securities Exchange Act Of 1934
As Of And For The Year Ended March 31, 2019

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section k(2)(i) of that rule.

MUFG AMERICAS CORPORATE ADVISORY, INC.

Information Relating to the Possession or Control Requirements
Pursuant To Rule 15c3-3 Under The Securities Exchange Act Of 1934
As Of And For The Year Ended March 31, 2019

The Company does not have physical possession or control of securities for customer accounts and, accordingly, is exempt from the provisions of SEC Rule 15c3-3.